Exhibit 99.3

Mazor Robotics Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on January 14, 2014)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on December 20, 2013 at the Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd. to be held on January 21, 2014 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
77957 Mazor VIF
P.O. Box 8016
CARY, NC 27512-9903

Extraordinary General Meeting of the Shareholders of Mazor Robotics Ltd.

Date:	January 21, 2014
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
1.	To approve a Compensation Policy for the Company’s directors and officers, in accordance with the requirements of the Israeli Companies Law.	☐	☐	☐

		Yes	No
1A.	Do you have a personal interest in this resolution	☐	☐	☐

		For	Against	Abstain
2.	To approve the grant of a bonus in the sum of NIS 600,000 to the CEO following the Company’s successful Public Offering completed in November 2013.	☐	☐	☐

		Yes	No
2A.	Do you have a personal interest in this resolution	☐	☐

		For	Against	Abstain
3.
To approve the update of the CEO`s employment agreement so that the re-adjustment Payment shall be extended from four (4) monthly payments to six (6) monthly payments in the event that the CEO will resign subsequent to a change of control in the Company and it shall be extended from six (6) monthly payments to nine (9) monthly payments in the event that the CEO will be terminated subsequent to a change of control in the Company.
		☐	☐	☐

		Yes	No
3A.	Do you have a personal interest in this resolution	☐	☐

		For	Against	Abstain
4.	To approve the grant of a bonus in the sum of NIS 360,000 to the CFO following the Company’s successful Public Offering completed in November 2013	☐	☐	☐

		Yes	No
4A.	Do you have a personal interest in this resolution	☐	☐

*	If the answer is “Yes” – provide details regarding the nature of the personal interest below:

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Ó Please separate carefully at the perforation and return just this portion in the envelope provided. Ó

Extraordinary General Meeting of Shareholders of
Mazor Robotics Ltd.
to be held January 21, 2014
For Holders as of December 20, 2013

•	Mark, sign and date your Voting Instruction Form.
•	Detach your Voting Instruction Form.
•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time January 14, 2014.

PROXY TABULATOR FOR MAZOR ROBOTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903

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